UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 8, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on August 5, 2011.

Luxottica to enter Israeli retail market through the acquisition of premier sunglass specialty chain with more than 60 stores

Milan, Italy, August 5, 2011 — Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacturing, distribution and sale of fashion, luxury and sports eyewear, today announced that it has entered into an agreement pursuant to which it will acquire Erroca, the most important sunglass specialty retail chain in Israel, totaling more than 60 stores.

This transaction marks Luxottica’s entry into the sun retail business in Israel, a country with excellent growth potential and where the Group already has a solid presence through its wholesale division. Over time, the stores will be rebranded under the Sunglass Hut brand, the largest sunglass specialty retailer in the world.

“This acquisition is strategically important to Luxottica, as it allows us to establish a meaningful retail presence in Israel, a very dynamic and fast-growing market.” said Fabio d’Angelantonio, Luxottica Group’s Executive Vice President, Sun & Luxury Retail. “Erroca market positioning is well in line with Sunglass Hut brand heritage and values: we do believe that, thanks to this operation, we’ll be able to strengthen the presence of our brands in the Country and to stimulate the premium sunglasses category overall.”

“Israel represents a very important market for Luxottica”, said Paolo Alberti, Executive Vice President, Wholesale of Luxottica. “Luxottica’s strong commitment to its Wholesale clients and to excellence in service will stay the same and potentially improve given the positive benefits for the whole industry from this investment: by this action, Luxottica shows how strategic this Country is for the Group.”

The entry in the Israeli market is part of Sunglass Hut global strategy of expanding in the so-called “sun belt”, which includes regions with high growth potential and a relevant number of sunny days per year. In 2011, in fact, Sunglass Hut already entered the Mexican, Brazilian and Chinese retail markets.

The enterprise value of this transaction, which is subject to the approval of the relevant competition authority and is expected to close by the end of October 2011, is approximately €20 million.

Erroca retail chain operates more than 60 sunglass retail locations in select shopping malls in most key Israeli cities, including Jerusalem, Tel Aviv and Eilat. It is expected that net sales of the chain for 2011 could reach €25 million.

Contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 E-mail: ivan.dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 E-mail: InvestorRelations@Luxottica.com

www.luxottica.com

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly-owned plants in the People’s Republic of China and one plant in the United States devoted to the production of sports eyewear. In 2010, Luxottica Group posted net sales of almost €5.8 billion. Additional information on the Group is available at www.luxottica.com.

Sunglass Hut is the largest sunglass specialty retailer in the world with more than 2,000 retail locations. With a global reputation for premium sunglass brands, Sunglass Hut offers the latest designer brands along with outstanding customer service. Sunglass Hut stores are located throughout the United States, Canada, the Caribbean, Europe, Australia, New Zealand, Hong Kong, Singapore, Middle East and South Africa.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution system, the ability to achieve and manage growth, the ability to negotiate and maintain favourable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: August 8, 2011		ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER